================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)
                                  ------------

                                 DONCASTERS plc
                                (Name of Issuer)

                          American Depositary Receipts
                         (Title of Class of Securities)

                                    257692103
                                 (CUSIP number)

                                Steven K. Chance
                       Vice President and General Counsel
                              Teleflex Incorporated
                            630 West Germantown Pike
                                    Suite 450
                      Plymouth Meeting, Pennsylvania 19462
                     (Name, address and telephone number of
                      Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:

                              Christopher G. Karras
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                      Philadelphia, Pennsylvania 19103-2793

                               September 6, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

================================================================================

                               Page 1 of 12 Pages

  CUSIP No. 257692103

--------------------------------------------------------------------------------
1)  Name of Reporting Person               Teleflex Incorporated

    SS. Or I.R.S. Identification           23-1147939
    No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box              (a) / /
    if a Member of a Group                 (b) / /
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds                        Not applicable
--------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)         / /
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares                           7)   Sole Voting
Beneficially Owned By                           Power                      0
Reporting Person With                      -------------------------------------
                                           8)   Shared Voting
                                                Power                   376,800
                                           -------------------------------------
                                           9)   Sole Dispositive
                                                Power                      0
                                           -------------------------------------
                                           10)  Shared Dispositive
                                                Power                   376,800
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially
    Owned by Each Reporting Person         376,800
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares    / /
--------------------------------------------------------------------------------
13) Percent of Class Represented
    by Amount in Row (11)                  4.2%
--------------------------------------------------------------------------------
14) Type of Reporting Person               CO
--------------------------------------------------------------------------------

                               Page 2 of 12 Pages
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--------------------------------------------------------------------------------
1)  Name of Reporting Person               TFX Equities Incorporated

    SS. Or I.R.S. Identification           23-2494396
    No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box              (a) / /
    if a Member of a Group                 (b) / /
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds                        Not applicable
--------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required          / /
    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of Shares                           7)   Sole Voting
Beneficially Owned By                           Power                      0
Reporting Person With                      -------------------------------------
                                           8)   Shared Voting
                                                Power                   376,800
                                           -------------------------------------
                                           9)   Sole Dispositive
                                                Power                      0
                                           -------------------------------------
                                           10)  Shared Dispositive
                                                Power                   376,800
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially
    Owned by Each Reporting Person         376,800
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares    / /
--------------------------------------------------------------------------------
13) Percent of Class Represented
    by Amount in Row (11)                  4.2%
--------------------------------------------------------------------------------
14) Type of Reporting Person               CO
--------------------------------------------------------------------------------

                               Page 3 of 12 Pages

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 15, 1999.

     This statement relates to the sale of American Depositary Receipts (each, an "ADR"), of Doncasters plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"), whose principal office is located at 28-30 Derby Road, Melbourne, Derbyshire DE73 1FE, England. The ADRs evidence American Depositary Shares which represent the underlying "Ordinary Shares" of the Issuer. The ADRs currently are traded on the New York Stock Exchange under the symbol "DCS." The American Depositary Shares represent the right to receive two Ordinary Shares, nominal value 25 pence per Ordinary Share, of the Issuer deposited with the Bank of New York, as Depositary, under a Deposit Agreement. The Depositary, as issuer of the ADRs, is located at 101 Barclay Street, New York, New York 10286.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The names of the filing persons are Teleflex Incorporated, a Delaware corporation ("Teleflex"), and TFX Equities Incorporated, a Delaware corporation ("TFX", and with Teleflex, the "Reporting Persons") . TFX is a wholly-owned subsidiary of Teleflex. The name, address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of the Reporting Persons (collectively, the "Directors and Executive Officers") are set forth in Appendix I hereto, which is incorporated herein by reference.


     (b) - (c) The address of the principal office and principal place of business of Teleflex is 630 West Germantown Pike, Suite 450, Plymouth Meeting, Pennsylvania 19462. The principal business of Teleflex is designing, manufacturing and selling engineered products and services for the automotive, marine, industrial, medical and aerospace markets. The address of the principal office and principal place of business of TFX is Little Falls Center, II, Suite 310, 2751 Centreville Road, Wilmington, DE 19808. The principal business of TFX is conducting investment activities on behalf of Teleflex.

     (d) During the past five years, none of the Reporting Persons or the Directors and Executive Officers have been convicted in a criminal proceeding.

     (e) During the past five years, none of the Reporting Persons or the Directors and Executive Officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 4 of 12 Pages

     (f) Each of the Directors and Executive Officers is a United States citizen, except for Mr. Lubsen, who is a Dutch national.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

     None of the Reporting Persons or the Directors and Executive Officers have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a-b) As of September 13, 2000, TFX owned beneficially and of record 376,800 ADRs, 4.2% of the issued and outstanding
ADRs. Because Teleflex owns all the outstanding capital stock of TFX, Teleflex may be deemed to be the beneficial owner of such ADRs, with Teleflex and TFX sharing the power to vote and dispose of such ADRs.

     (c) On September 6, 2000, TFX sold 90,000 ADRs for $18.50 per ADR. On September 7, 2000, TFX sold 2,100 ADRs for $18.64 per ADR. On September 8, 2000, 18,100 ADRs for $18.47 per ADR. On September 12, 2000, TFX sold 15,000
ADRs for $19.46 per ADR. On September 13, 2000, TFX sold 75,000 ADRs for $18.50 per ADR The transactions were open market sales over the New York Stock Exchange.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or the Directors and Executive Officers, or among any of such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                               Page 5 of 12 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 Joint Filing Agreement between Teleflex Incorporated and TFX Equities Incorporated.

                                    Signature
                                    ---------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 13, 2000                    TELEFLEX INCORPORATED

                                               By:
                                                  ------------------------------
                                                  Name:  John Sickler
                                                  Title:  Senior Vice President


                                               TFX EQUITIES INCORPORATED

                                               By:
                                                  ------------------------------
                                                  Name:  John Sickler
                                                  Title:  President

                               Page 6 of 12 Pages

                                   APPENDIX I

                               TELEFLEX DIRECTORS
                               ------------------

                  The following are the names, addresses, present principal occupation or employment and, if applicable, the names, principal businesses and addresses of any corporation or other organization in which such employment is conducted, of the Directors and Executive Officers.

             Name                                   Principal Occupation                          Address
             ----                                   --------------------                          -------
Patricia C. Barron                     Business Consultant (Self-Employed)             159 East 78th Street
                                                                                       New York, NY  10021

Donald Beckman                         Special Counsel, Saul, Ewing, Remick & Saul     Saul Ewing Remick & Saul
                                       LLP, attorneys                                  3800 Centre Square West
                                                                                       15th & Market Sts.
                                                                                       Philadelphia, PA  19102

Lennox K. Black                        Chairman of the Board and Director of           Teleflex Incorporated
                                       Teleflex                                        630 W. Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

William R. Cook                        President and Chief Executive Officer           Severn Trent Services
                                       Severn Trent Services, Inc., water and waste    580 Virginia Drive, Suite 300
                                       utility company                                 Fort Washington, PA  19034

Joseph S. Gonnella, M.D.               Director, Center for Research                   Jefferson Medical College
                                       In Medical Education & Healthcare               1025 Walnut Street
                                       Jefferson Medical College                       Philadelphia, PA  19107-5083


Pemberton Hutchinson                   Retired                                         614 East Gravers Lane
                                                                                       Wyndmoor, PA  19038

Sigismundus W. W. Lubsen               Member of the Executive Board, Heineken N.V.,   Heineken N.V.
                                       a manufacturer of beer and ale products         Tweede Weteringplantsoen 21
                                                                                       P.O. Box 28
                                                                                       1000 AA Amsterdam
                                                                                       The Netherlands

                               Page 7 of 12 Pages


             Name                                   Principal Occupation                          Address
             ----                                   --------------------                          -------
Palmer E. Retzlaff                     President and Director, Southwest Grain Inc.,   690 Harleysville Pike
                                       engaged primarily in cotton and grain export    P.O. Box 173
                                                                                       Lederach, PA  19450

James W. Stratton                      Chairman and Chief Executive Officer,           Stratton Management Co.
                                       Stratton Management Company, an investment      610 W. Germantown Pike
                                       advisory and management firm                    Suite 361
                                                                                       Plymouth Meeting, PA  19462


                           TELEFLEX EXECUTIVE OFFICERS
                           ---------------------------

             Name                                   Principal Occupation                          Address
             ----                                   --------------------                          -------
Lennox K. Black                        Chairman and CEO                                630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

John J. Sickler                        Senior Vice President                           630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

Dr. Roy C. Carriker                    President and Chief Operating Officer, TFX      630 West Germantown Pike
                                       Sermatech                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

Harold L. Zuber, Jr.                   Vice President and Chief Financial Officer      630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

Steven K. Chance                       Vice President, General Counsel and Secretary   630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

Ronald D. Boldt                        Vice President, Human Resources                 630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

Janine Dusossoit                       Vice President, Investor Relations              630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

                               Page 8 of 12 Pages

             Name                                   Principal Occupation                          Address
             ----                                   --------------------                          -------


Kevin Gordon                           Vice President, Corporate Development           630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

Stephen Gambone                        Controller & Chief Accounting Officer           630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

Thomas M. Byrne                        Assistant Treasurer, Teleflex                   630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

                                  TFX DIRECTORS

             Name                                   Principal Occupation                          Address
             ----                                   --------------------                          -------
Steven W. Coppock                      Assistant Secretary, Delaware Management        3513 Concord Pike
                                       Services, a corporate office services provider  Suite 3000
                                                                                       Wilmington, DE  19803

Thomas M. Byrne                        Assistant Treasurer, Teleflex                   630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

Steven K. Chance                       Vice President, General Counsel and             630 West Germantown Pike
                                       Secretary, Teleflex                             Suite 450
                                                                                       Plymouth Meeting, PA  19462

C. Jeffrey Jacobs                      Director of Treasury Operations, Teleflex       630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

John J. Sickler                        Senior Vice Presidenst, Teleflex and            630 West Germantown Pike
                                       President, TFX                                  Suite 450
                                                                                       Plymouth Meeting, PA  19462

Herbert K. Zearfoss                    Assistant General Counsel, Teleflex             630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

                               Page 9 of 12 Pages



                             TFX EXECUTIVE OFFICERS

             Name                                   Principal Occupation                          Address
             ----                                   --------------------                          -------
John J. Sickler, President             President, TFX and Senior Vice President,       630 West Germantown Pike
                                       Teleflex                                        Suite 450
                                                                                       Plymouth Meeting, PA  19462

Dr. Roy C. Carriker, Vice President    President and Chief Operating Officer, TFX      630 West Germantown Pike
                                       Sermatech                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

Thomas M. Byrne, Treasurer             Assistant Treasurer, Teleflex                   630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462

Steven K. Chance, Secretary            Vice President, General Counsel and             630 West Germantown Pike
                                       Secretary, Teleflex                             Suite 450
                                                                                       Plymouth Meeting, PA  19462\

C. Jeffrey Jacobs,  Vice President     Director, Treasury Operations, Teleflex         630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462\

Herbert Zearfoss, Ass't Secretary      Assistant General Counsel, Teleflex             630 West Germantown Pike
                                                                                       Suite 450
                                                                                       Plymouth Meeting, PA  19462\

Steven W. Coppock, Ass't Secretary     Assistant Secretary, Delaware Management        3513 Concord Pike
                                       Services, a corporate office services provider  Suite 3000
                                                                                       Wilmington, DE  19803

                              Page 10 of 12 Pages

                                  EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement between Teleflex Incorporated and TFX Equities Incorporated.







                              Page 11 of 12 Pages